07020129

RECEIVED
2007 JAN -3 A 6:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Apollo Hospitals
CHENNAI
t-o-u-c-h-i-n-g l-i-v-e-s

Date : November 22, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C, 20549-0302

SUPPL

Dear Sir,

Sub : Audited Financial Results for the half year ended 30th September 2006

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 22nd November 2006, we have published the Audited financial results of the Company for the half year ended 30th September 2006 in "The Economic Times" on 24th November 2006 and the copy of the same is enclosed herewith for your reference.

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai-600 028.

Apollo Hospitals

Audited Financial Results for the half year ended 30th September 2006

(Rs. in Millions)

S No.	Particulars	Audited Quarter Ended 30.9.2006	Audited Quarter Ended 30.9.2005	Audited Half year Ended 30.9.2006	Audited Half year Ended 30.9.2005	Audited Year Ended 31.03.2006
1	Income from Services	2207	1788	4248	3360	7078
2	Other Income	27	36	38	38	112
	Total Income	2234	1824	4286	3398	7190
3	Total Expenditure					
	(a) Increase/Decrease in Stock in trade					
	(b) Material consumption	1124	888	2157	1680	3602
	(c) Staff Cost	305	236	595	450	984
	(d) Other expenditure	97	82	189	165	323
	(e) General Administrative Expenses **	292	236	554	394	851
	(f) Selling and Distribution Expenses	22	26	34	40	77
	(g) Accreditation Expenses #	-	10	-	18	92
4	Interest	45	29	74	63	117
5	Depreciation	76	65	150	125	261
6	Profit (+)/Loss(-) before Extraordinary Item and Tax (1+2-3-4-5)	273	252	533	463	883
7	Extraordinary Item (Profit on sale of equity held in The Lanka Hospitals Corporation Ltd)	325		325		
8	Profit (+)/Loss(-) before tax (6+7)	598	252	858	463	883
9	Provision for Taxation					
	Current	94	82	169	142	253
	Deferred	(2)	(2)	8	7	15
	Fringe Benefit tax	4	3	6	5	13
10	Net Profit (+) / Loss (-) (8-9)	502	169	675	309	602
11	Paid-up equity share capital (Face value Rs.10/- per share)	506	506	506	506	506
12	Reserves excluding Revaluation Reserves (Year End)					6039
13	EPS for the period for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	3.50	*3.42	*6.91	*6.79	12.53
	Diluted	3.43	*3.35	*6.78	*6.63	12.26
	After Extraordinary Item					
	Basic	*9.92	*3.42	*13.34	*6.79	12.53
	Diluted	*9.72	*3.35	*13.07	*6.63	12.26
14	Total Public Shareholding (##)					
	(a) Number of Shares	30,525,697	27,337,611	30,525,697	27,337,611	29,550,380
	(b) Percentage of Shareholding	60.33	54.03	60.33	54.03	58.40
	* Not Annualised					

\# One time expenditure incurred for upgradation of main hospitals at Chennai & Hyderabad in line with requirements of Joint Commission for International Accreditation (JCIA).

** Consequent to the pursuit of Retail Pharmacy expansion strategy, these expenses have registered an increase.

\## Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Half year ended 30th September, 2006

(Rs. in Millions)

S No.	Particulars	Audited Quarter Ended 30.9.2006	Audited Quarter Ended 30.9.2005	Audited Half Year Ended 30.9.2006	Audited Half Year Ended 30.9.2005	Audited Year Ended 31.03.2006
1.	Segment Revenue (Net Sales / Income from each segment)					
	a) Hospital Division	2532	1802	4573	3375	7101
	b) Others	27	22	38	23	89
	SUB - TOTAL	2559	1824	4611	3398	7190
	Less : Intersegmental Revenue	-	-	-	-	-
	Net Sales / Income from Operations	2559	1824	4611	3398	7190
2.	Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)					
	a) Hospital division	616	259	894	503	911
	b) Others	27	22	38	23	89
	SUB - TOTAL	643	281	932	526	1000
	Less : (i) Interest (Net)	45	29	74	63	117
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
	Total Profit Before Tax	598	252	858	463	883
3.	Capital Employed (Segment Assets-Segment Liabilities)					
	a) Hospital Division	7617	5171	7617	5171	6130
	b) Others	925	2347	925	2347	1225
	TOTAL	8542	7518	8542	7518	7355

Notes:

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 22nd November 2006

2 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th September 2006

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th June 2006	Recd. during the quarter	Disposed off during the quarter	Lying unresolved as on 30 Sep. 2006
Nil	25	25	Nil

3 Pursuant to Accounting Standard-15 (Revised) on employee benefits issued by the Institute of Chartered Accountants of India being made mandatory w.e.f 1st April 2006, adjustment on account of employee benefits upto 31st March 2006 will be dealt with in the opening general reserve at the year end as per transitional provisions. The additional charge for the half year is Rs. 12 million

4 Income from Hospital Division includes Extraordinary Item of profit on sale of equity held in The Lanka Hospitals Corporation Ltd

5 Previous year figures have been regrouped wherever necessary

Place : Chennai
Date : November 22, 2006

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LTD.
DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

THE ECONOMIC TIMES 24 NOVEMBER 2006